Exhibit 99.3

June 14, 2023

A2Z Smart Technologies Corp.

1600-609 Granville Street

Vancouver, British Columbia

Canada V7Y 1C3

Dear Sirs/Mesdames:

Re: A2Z Smart Technologies Corp. – Registered Direct Offering of Common Shares and Warrants

We have acted as Canadian counsel for A2Z Smart Technologies Corp., a corporation organized under the laws of the Province of British Columbia (the “Corporation”), in connection with the sale of 3,262,720 common shares in the capital of the Corporation (each, a “Common Share”) and warrants to purchase up to 1,631,356 common shares (each, a “Warrant” and each Common Share underlying a Warrant, a “Warrant Share”), pursuant to the prospectus supplement, dated June 12, 2023, to the prospectus included as part of a registration statement (the “Registration Statement”) on Form F-3 (No. 333-271226), filed on April 12, 2023 by the Corporation and declared effective on April 21, 2023 by the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). The Common Shares and Warrants will be sold and issued all in accordance with one or more Securities Purchase Agreements, each dated June 12, 2023, by and among the Corporation and the purchasers identified therein (the “Securities Purchase Agreements”).

We are qualified to practice law in the Province of Ontario. By virtue of the National Mobility Agreement, the Law Society Act (Ontario), the Legal Profession Act (Alberta) and the Legal Profession Act (British Columbia), we are also entitled to provide the opinion below as it relates to laws of the Provinces of Alberta and British Columbia, respectively. We confirm that we have complied with terms and conditions in the National Mobility Agreement and are qualified to give such opinion as it relates to the laws of the Provinces of Alberta and British Columbia, respectively. Other than as indicated above, we express no opinion as to the laws of any jurisdiction, or as to any matters governed by the laws of any jurisdiction, other than the laws of the Province of Ontario and the laws of Canada applicable therein in effect on the date hereof. Notwithstanding the foregoing and our opinions set forth below, we express no opinion with respect to the compliance or non-compliance with applicable privacy laws in connection with the issuance and sale of any Common Shares or Warrants.

As counsel for the Corporation, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion and we are familiar with the proceedings taken and proposed to be taken by the Corporation in connection with the authorization, issuance and sale of the Common Shares and Warrants. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies.

Based upon the foregoing, and subject to the foregoing qualifications, assumptions, and limitations and the further limitations set forth below, we are of the opinion that:

1. The Common Shares have been duly authorized for issuance and, when issued and paid for in accordance with the terms set forth in the Securities Purchase Agreements, will be validly issued, fully paid and non-assessable.

+1 416 722 0804 +972 54 970 3299

daniel@blochlegal.com

www.blochlegal.com

2. The Warrants have been duly authorized.

3. The Warrant Shares issuable upon exercise of the Warrants have been duly authorized for issuance and, when issued upon exercise of the Warrants in accordance with the terms thereof, will be validly issued, fully paid and non-assessable.

We express no opinion as to (i) the enforceability of any waiver of rights under any usury or stay law or (ii) the effect of fraudulent conveyance, fraudulent transfer, or similar provision of applicable law on the conclusions expressed above.

We have also assumed that neither the issuance and delivery of the Warrants, nor the compliance by the Corporation with the terms of the Warrants, will violate any applicable law or public policy or will result in a violation of any provision of any instrument or agreement then binding upon the Corporation, or any restriction imposed by any court or governmental body having jurisdiction over the Corporation.

We consent to the use of this opinion as an exhibit to the Report on Form 6-K to be filed by the Corporation with the Commission on June 14, 2023, and its incorporation by reference in the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Yours truly,

/s/ Daniel N. Bloch

Daniel N. Bloch

+1 416 722 0804 +972 54 970 3299

daniel@blochlegal.com

www.blochlegal.com